SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

Amplify Snack Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03211L102

(CUSIP Number)

Leslie M. Turner

Senior Vice President, General Counsel and Secretary

The Hershey Company

100 Crystal A Drive

Hershey, PA 17033

Tel: (717) 534-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Martha E. McGarry

Thomas W. Greenberg

Maxim O. Mayer-Cesiano

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

(212) 735-3000

December 17, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 03211L102

1.	NAMES OF REPORTING PERSONS: The Hershey Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 42,567,047(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,567,047(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 55.5%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Pursuant to the Support Agreements (described below), The Hershey Company may be deemed to have beneficial ownership of 42,567,047 shares of common stock, par value $0.0001 per share (“Common Stock”), of Amplify Snack Brands, Inc. (“Amplify”), which include restricted stock awards representing 939,546 shares of Common Stock but do not include options or restricted stock units scheduled to vest after February 25, 2018 (the date that is 60 days from the date hereof). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 76,739,908 shares of Common Stock outstanding as of December 15, 2017 as set forth in the Merger Agreement (described below).

CUSIP No. 03211L102

1.	NAMES OF REPORTING PERSONS: Alphabet Merger Sub Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 42,567,047(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,567,047(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 55.5%(2)
14.	TYPE OF REPORTING PERSON CO

(1)	Pursuant to the Support Agreements (described below), Alphabet Merger Sub Inc. may be deemed to have beneficial ownership of 42,567,047 shares of Common Stock of Amplify, which include restricted stock awards representing 939,546 shares of Common Stock but do not include options or restricted stock units scheduled to vest after February 25, 2018 (the date that is 60 days from the date hereof). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 76,739,908 shares of Common Stock outstanding as of December 15, 2017 as set forth in the Merger Agreement (described below).

CUSIP No. 03211L102

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Amplify Snack Brands, Inc., a Delaware corporation (“Amplify”). Amplify’s principal executive offices are located at 500 West 5th Street, Suite 1350, Austin Texas 78701.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly on behalf of (i) The Hershey Company, a Delaware corporation (“Parent”), and (ii) Alphabet Merger Sub Inc., a Delaware corporation (“Acquisition Sub”). Parent and Acquisition Sub are collectively hereinafter referred to as the “Reporting Persons.”

Parent’s principal executive office is located at 100 Crystal A Drive, Hershey, Pennsylvania 17033, and the telephone number is (717) 534-4200. Parent is the largest producer of quality chocolate in North America and a global leader in chocolate and non-chocolate confectionery. Parent markets, sells and distributes its products under more than 80 brand names in approximately 70 countries worldwide.

Acquisition Sub’s principal executive office is located at c/o The Hershey Company, 100 Crystal A Drive, Hershey, Pennsylvania 17033, and the telephone number is (717) 534-7628. Acquisition Sub is a wholly owned subsidiary of Parent. Acquisition Sub was formed solely for the purpose of consummating the transactions contemplated by the Merger Agreement (defined in Item 4 below). To date, Acquisition Sub has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined in Item 4 below), the Merger (defined in Item 4 below) and the Merger Agreement (defined in Item 4 below).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Schedule A hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, and, to the best knowledge of each of the Reporting Persons, none of the persons named on Schedule A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 3 (which is hereby incorporated by reference), pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 03211L102

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in the Support Agreements (defined in Item 4 below), the Reporting Persons may be deemed to have acquired beneficial ownership of shares of Common Stock by virtue of the execution of the Support Agreements by Parent, Acquisition Sub and certain stockholders of Amplify. No payments were made by or on behalf of the Reporting Persons in connection with the execution of the Merger Agreement or the execution of the Support Agreements.

The total amount of funds required by Parent to consummate the Offer described in Item 4 below (the terms of which are hereby incorporated by reference) and to provide funding in connection with the Merger is approximately $1.6 billion, plus related fees and expenses. Parent plans to finance through a combination of cash on hand and new debt financing commitments.

Item 4.	Purpose of Transaction.

Merger Agreement

On December 17, 2017, Amplify, Parent and Acquisition Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”).

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Parent has agreed that Acquisition Sub will commence a cash tender offer (the “Offer”) to acquire all of the issued and outstanding shares of Common Stock, at a price of $12.00 per share, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law.

The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Acquisition Sub will merge with and into Amplify pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Amplify being the surviving corporation (the “Merger”). At the effective time of the Merger, each share of Common Stock (other than (i) shares of Common Stock held by Amplify (or held in Amplify’s treasury), (ii) shares of Common Stock held by Parent, Acquisition Sub, or any other direct or indirect wholly owned subsidiary of Parent and (iii) shares of Common Stock held by stockholders who have properly exercised their demands for appraisal of such shares of Common Stock in accordance with the DGCL and have neither withdrawn nor lost such rights prior to the effective time) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholding.

At the effective time of the Merger (the “Effective Time”), each option to purchase Common Stock, each restricted stock unit and each share of restricted stock of Amplify outstanding under any Company equity incentive plan or otherwise, that is outstanding immediately prior to the Effective Time will be converted into the right to receive the cash merger consideration (less the exercise price in the case of options). All outstanding performance based restricted stock shall be deemed vested at target as of the Effective Time.

The Merger Agreement may be terminated under certain circumstances, including in specified circumstances in connection with an Acquisition Proposal that the board of directors of Amplify determines constitutes a Superior Proposal (each as defined in the Merger Agreement). Upon the termination of the Merger Agreement, under specified circumstances, Amplify will be required to pay Parent a termination fee of approximately $31.4 million.

CUSIP No. 03211L102

The obligation of Acquisition Sub to consummate the Offer is subject to customary conditions, including, among others, (i) there being validly tendered and not validly withdrawn prior to the expiration of the Offer a number of shares of Common Stock that, considered together with all other shares of Common Stock (if any) owned by Parent and its subsidiaries plus the aggregate number of shares of Common Stock then issuable to holders of Amplify options from which Amplify has received notices of exercise before the expiration of the Offer (and as to which such shares have not yet been issued to such exercising holders of Amplify options), comprise at least a majority of the shares of Common Stock, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the absence of any law or order prohibiting the consummation of the Offer or the Merger and (iv) the accuracy of representations and warranties and compliance with covenants.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 1 and incorporated herein by reference.

Support Agreements

Concurrent with the execution and delivery of the Merger Agreement, on December 17, 2017, the directors, certain executive officers and certain significant stockholders of Amplify (collectively, the “Supporting Stockholders”) entered into support agreements (the “Support Agreements”) with Parent and Acquisition Sub, pursuant to which each of the Supporting Stockholders agreed, among other things, to tender his, her or its shares (the “Subject Shares”) of Common Stock pursuant to the Offer. The Subject Shares represent, in the aggregate, approximately 57% of the shares of Common Stock outstanding as of December 17, 2017, including shares of Common Stock subject to equity awards granted to directors and executive officers. Subject to the terms and conditions of the Support Agreements, the Supporting Stockholders agreed, among other things, to tender their shares of Common Stock in the Offer no later than ten business days following the commencement of the Offer.

The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Support Agreement. The form of Support Agreement is attached as Exhibit 1 and incorporated herein by reference.

Following the Merger, Amplify Shares will no longer be traded on the New York Stock Exchange, there will be no public market for the Amplify Shares and registration of Amplify Shares under the Exchange Act will be terminated.

This document does not constitute an offer to buy or a solicitation of an offer to sell any securities. No tender offer for the shares of Amplify has commenced at this time. In connection with the proposed transaction, Parent and Acquisition Sub intend to file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”). Any definitive tender offer documents will be mailed to shareholders of Amplify. INVESTORS AND SECURITY HOLDERS OF AMPLIFY ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

CUSIP No. 03211L102

INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Parent through the website maintained by the SEC at http://www.sec.gov.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

(a)     Pursuant to the Support Agreements, as of December 17, 2017, the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”) to share with the Supporting Stockholders the power to vote or direct the voting or disposition of 42,567,047 of the Subject Shares, which include shares of Common Stock and shares of restricted stock subject to the Support Agreements but do not include options or restricted stock units subject to the Support Agreements that are scheduled to vest after February 25, 2018 (the date that is 60 days from the date hereof), and thus, for the purpose of Rule 13d-3, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 42,567,047 shares of Common Stock, which constitutes approximately 55.5% of all the shares of Common Stock outstanding as of December 17, 2017. Except as set forth in this Item 5, none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto beneficially owns any shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is the beneficial owner of any Subject Shares, and the Reporting Persons expressly disclaim all beneficial ownership of such shares.

(b)     Except to the extent that it may be deemed to by virtue of the Support Agreements, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, have sole power to vote or direct the vote, shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition of any shares of Common Stock.

The Reporting Persons may be deemed in certain circumstances to have the shared power with the Supporting Stockholders to vote the 42,567,047 Subject Shares. However, the Reporting Persons (i) are not entitled to any rights as stockholders of Amplify as to the Subject Shares, except as otherwise expressly provided in the Support Agreements, and (ii) disclaim any beneficial ownership of any of the Subject Shares.

The Reporting Persons hereby disclaim that they constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and hereby disclaim beneficial ownership of any shares of Common Stock beneficially owned by the Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares.

(c)    Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any other person listed in Schedule A hereto have effected any transaction in any shares of Common Stock during the past 60 days.

(d)    To the best knowledge of the Reporting Persons, no other person has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e)    Not applicable.

CUSIP No. 03211L102

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference. Except for the agreements described in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule A hereto, or between such persons and any other person, with respect to any securities of Amplify, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1.	Agreement and Plan of Merger, dated as of December 17, 2017, by and among The Hershey Company, Alphabet Merger Sub Inc. and Amplify Snack Brands, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Hershey Company with the Securities and Exchange Commission on December 18, 2017).

2.	Form of Support Agreement, dated as of December 17, 2017, by and among The Hershey Company, Alphabet Merger Sub Inc. and each of the shareholders named therein.

3.	Joint Filing Agreement, dated as of December 27, 2017, by and between The Hershey Company and Alphabet Merger Sub Inc.

CUSIP No. 03211L102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2017

THE HERSHEY COMPANY

By:	/s/ Patricia A. Little
Name:	Patricia A. Little
Title: Senior Vice President, Chief Financial Officer

ALPHABET MERGER SUB INC.

By:	/s/ Kathleen S. Purcell
Name:	Kathleen S. Purcell
Title:	Secretary

SCHEDULE A

The Hershey Company

The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Parent.

Directors

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

Pamela M. Arway	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

John P. Bilbrey	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

James W. Brown	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

Michele G. Buck	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director, President and Chief Executive Officer

Charles A. Davis	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

Mary Kay Haben	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

M. Diane Koken	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

Schedule A-1

SCHEDULE A

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

Robert M. Malcolm	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

James M. Mead	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

Anthony J. Palmer	Australia	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

Thomas J. Ridge	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

Wendy L. Schoppert	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

David L. Shedlarz	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Director

Executive Officers (Who Are Not Directors)

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

Patricia Little	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Senior Vice President, Chief Financial Officer

Terence O’Day	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033(717) 534-4200	Senior Vice President, Chief Product Supply and Technology Officer

Todd W. Tillemans	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033 (717) 534-4200	President, United States

Schedule A-2

SCHEDULE A

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

Leslie M. Turner	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033 (717) 534-4200	Senior Vice President, General Counsel and Secretary

Kevin Walling	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033 (717) 534-4200	SVP, Chief Human Resources Officer, Corporate Communications & Corporate Social Responsibility

D. Michael Wege	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033 (717) 534-4200	Senior Vice President, Chief Administrative Officer

Mary Beth West	United States	c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033 (717) 534-4200	Senior Vice President, Chief Growth Officer

Schedule A-3

SCHEDULE A

Alphabet Merger Sub Inc.

The name, business address, business telephone number, title, present principal occupation or employment and citizenship of each of the directors and executive officers of Acquisition Sub are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Acquisition Sub.

Name	Citizenship	Business Address / Business Telephone Number	Present Principal Occupation or Employment

Patricia A. Little	United States	c/o Alphabet Merger Sub Inc., c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033 (717) 534-7628	Director and President

Kathleen S. Purcell	United States	c/o Alphabet Merger Sub Inc., c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033 (717) 534-7628	Director and Secretary

Bjork Hupfeld	United States	c/o Alphabet Merger Sub Inc., c/o The Hershey Company, 100 Crystal A Drive, Hershey, PA 17033 (717) 534-7628	Treasurer

Schedule A-4